Exhibit 99.13

WHENEVER CONFIDENTIAL INFORMATION IS OMITTED HEREIN (SUCH OMISSIONS ARE DENOTED BY TEXT THAT IS BLACKED OUT), SUCH CONFIDENTIAL INFORMATION HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.
Investor Relations Analysis

Presented to:

Prepared by:

June 21, 2006

Discussion Agenda

Review Of Findings                                                           SECTION 1

Shareholder Analysis

Options                                                                SECTION 2

Do Nothing

Target Accredited Investors

Focus on Increasing Local Shareholder Base

Going Private

Sell Now or in the Future

Anecdotal Evidence

Community

Factory Point

NBT

Wilber

Northeast Capital & Advisory, Inc.

Review of Findings

Like the April 16, 2001 study, the following analysis examines the shareholder base of Northway Financial, Inc. To better understand the profile of individual shareholders of NWFI stock, we have collected and analyzed data from various sources, including information on Non Objecting Beneficial Owners or NOBOs from Northway Financial. NOBOs permit their names and shareholdings to be released to the proxy services company. The Objecting Beneficial Owners, or OBOs, decline to permit their names and shareholdings to be released to anyone. Typically, this choice of being OBO or NOBO is on an account opening form for a brokerage firm. Naturally, we were unable to get any detailed information on OBOs; however, we were able to determine the names of the brokerage firms holding the shares and the amounts held by each using the Depository Trust Company report and the NOBO list. Since the information on OBOs is limited, some of the analyses exclude data on OBOs, unless otherwise specified.

We used the shareholder list provided by Northway Financial as a base, then supplemented it with data from the NOBO list, the Depository Trust Company report and SEC filings. In certain circumstances, OBO shares held by an officer or director, while shown in Northway’s list, was not able to be linked to a specific brokerage firm. Consequently, not all of the shares owned by an individual may be shown in our charts. If anything, the shares will be either accurate or low. Only in the cases where we can reconcile to shares indicated in the proxy statement, such as Mr. Kelley’s shares, do we even venture a guess on the extent of his OBOs. In order to match our final numbers with that of published documents, such as the Company’s proxy statement, we had to assume that any differences between the NWFI shareholder report and the information from the other sources were these OBOs. The following diagram illustrates how our data sources were used to reconcile numbers provided by the proxy statement for Mr. Kelley’s shares:

                                    *Proxy data as of March 31, 2006

Review of Findings (Continued)

As of March 31, 2006, Northway Financial had approximately 1,491,174 shares (was 1,532,823 shares as of March 16, 2001) of common stock outstanding, which is held by approximately 1,221 individual investors (down 482 from 2001) or 1,221 shares per person on average (up from 900 shares in 2001). Of the 1,491,174 shares outstanding, 53.82% or 802,496 shares (up from 704,040 shares in 2001) are held in street name through 55 different brokerages (up from 49 in 2001) with the largest being UBS Securities holding 179,499 shares, or 12.04% of all outstanding shares. Of these 802,496 shares, approximately 467,072 are registered as objecting owners (or 30.7% of total outstanding shares and 58.2% of all street name shares). As a result, we were only able to obtain detailed information on the 335,424 shares held in street name and NOBO, or 22.49% of all outstanding shares (down from 27.76% in 2001), and 697,685 shares held in physical name (down nearly 20% from 866,729 in 2001), or 46.79% of all outstanding shares.

It should also be noted that the top twenty-five individual investors (brokers excluded) control approximately 41.53% of the total shares outstanding (up from 37.46% in 2001). Insiders of Northway own approximately 15.82% of the total outstanding stock (down from 16.40% in 2001). The largest shareholder that we are able to determine as of March 31, 2006 is Jeffrey Gendell, an activist investor from Greenwich, CT. Mr. Gendell is a general partner of Tontine Financial Partners and holds approximately 146,801 shares, or 9.84% of shares outstanding. Mr. Gendell will trigger the 10% level if NWFI repurchases at least 23,164 shares.

The second largest shareholder is William Woodward from Berlin, NH. Mr. Woodward is currently the Chairman, President, and Chief Executive Officer of Northway Financial and holds approximately 76,088 shares, or 5.10% of shares outstanding, excluding options. This represents an increase of 3,000 shares since the 2001 study.

The third largest shareholder is Fletcher Adams from Plymouth, NH who is currently the Vice Chairman at Northway Financial. Mr. Adams, through three different trust accounts (down from nine trust accounts), holds 55,000 (3.69%) shares, excluding options. This represents an increase of 4,000 shares since 2001. Of the 55,000 shares attributed to Mr. Adams, . ., both

Review of Findings (Continued)

related to Fletcher Adams, own 2,000 apiece. The fourth largest shareholder is Northway director Barry Kelley who holds 42,439 (2.85%) shares. The fifth largest shareholder at 25,640 shares (1.72%) is . . who is . . of director Randall Labnon. In addition, Randall owns 3,072 shares. In the following tables, all 28,712 shares are shown under Randall’s name. The sixth largest shareholder is Northway director John Noyes with 24,708 shares (1.66%), which includes 14,185 shares held in a trust for which Mr. Noyes serves as a trustee and 10,523 shares held in a trust for which Mr. Noyes has the Power of Attorney.

While the average individual shareholder holds roughly 1,221 shares, there are at least 283 shareholders (down 31.48% from 413 in 2001) that own 50 shares or less. When you combine this block of stock (8,011 shares) and the shares owned by insiders (235,915), you find that approximately 243,926 shares (or 16.36%) of Northway stock is held in accounts that create very little trading volume.

Review of Findings (Continued)

Over the last five years, the average daily trading volume has only been 396, which is significantly less than average daily volume of 1,244 in 2001. In order to derive this number, we divided the average daily volume by 2.1 in order to account for the buying and selling of shares by investment banks, which causes reported volume numbers to be greater than actual volume. In the 2001 report, trading volume was shrinking at a 28.28% compound annual rate over the previous four years; this compares to a rate of -20.46% over the last five years. Continued deterioration in trading volume may be attributable to the fact that many Northway shareholders are long-term holders of either Pemi or Berlin shares.

We also ran an analysis of all the shareholders, excluding OBOs, within 60 miles of Berlin, NH. We found that within the sixty-mile radius, 614 (down from 986, or nearly 38% in 2001) or 50.29% (down from 57.9% in 2001) of all individual investors hold approximately 622,122 shares (down from 807,333 shares in 2001 or 22.9%) or 41.72% (down from 52.67% in 2001) of all outstanding stock. The first and second largest zip codes within this range remained 03570 and 03264, compared to the 2001 study, with approximately 330,636 and 101,827 shares, respectively (was 401,447 and 168,927 shares, respectively in 2001). The change between 2001 and 2006 has been an erosion of 24% in shares held by persons in the most loyal zip codes of Berlin and Plymouth. Interestingly, the greatest level of erosion has occurred in the Berlin zip code, too.

The tables on the following pages illustrate the shareholder base under various constraints.

Review of Findings (Continued)

With a large percentage of shares currently held in trust accounts and demographics that indicate this number will rise over the next five years, Northway needs to actively communicate with trust companies, shareholders and analysts to keep them apprised of NWFI’s future plans and opportunities in order to increase their awareness of its value.

In addition, the amounts of shares held in trust and by brokers have increased since 2001, possibly contributing to the greater dispersion of Northway’s shareholder base.

Review of Findings (Continued)

Top Ten Shareholders (Including Brokers)
2001 Rank	2006 Rank	Name	Shares		2001 to 2006 Change	Dollar Value**	% of Shares Outstanding***	Zip Code	Other
NA	1	Jeffrey Gendell	146,801	*	146,801	$5,196,755	9.84	06830	Activist Investor
37	2	UBS Securities LLC	177,191		143,902	$6,272,561	11.88		Broker
1	3	William J Woodward	76,088		3,000	$2,693,515	5.10	03570	Insider
4	4	Fletcher W Adams	55,000		4,000	$1,947,000	3.69	03264	Insider
5	5	Barry J Kelley	42,439		1,695	$1,502,341	2.85	03570	Insider
20	6	Merrill Lynch, Pierce Fenner & Smith Safekeeping	37,442		-8,801	$1,325,447	2.51		Broker
3	7	Citigroup Global Markets Inc.	29,276		-196,225	$1,036,370	1.96		Broker
6	8	Randall G Labnon	28,712		0	$1,016,405	1.93		Insider
28	9	John H Noyes	24,708		12,883	$874,663	1.66	03264	Insider
7	10	Bank of America, National Association	24,384		-11,441	$863,194	1.64	00000	Broker

		TOTALS	441,165			$15,617,241	29.59

* Mr. Gendell accumulated shares by purchasing ........... 67,236 shares (also was part of 225,501 shares held at Smith Barney) and from ................. All shares shown were modified to reflect proxy numbers; however, the OBO shares were not deducted from the brokerage firms where they are held, as we do not know which brokerage accounts to reduce.

** Based on NWFI's closing price on June 13, 2006 of $35.40.
***Based on 1,491,174 shares outstanding.

Review of Findings (Continued)

Review of Findings (Continued)

Top Twenty-Five Shareholders (Including Brokers)

2001 Rank	2006 Rank	Name	Shares		2001 to 2006 Change	Dollar Value**	% of Shares Outstanding***	Zip Code	Other
NA	1	Jeffrey Gendell	146,801	*	146,801	$5,196,755	9.84	06830	Activist Investor
37	2	UBS Securities LLC	177,191		143,902	$6,272,561	11.88		Broker
1	3	William J Woodward	76,088	*	3,000	$2,693,515	5.10	03570	Insider
4	4	Fletcher W Adams	55,000		4,000	$1,947,000	3.69	03264	Insider
5	5	Barry J Kelley	42,439	*	1,695	$1,502,341	2.85	03570	Insider
20	6	Merrill Lynch, Pierce Fenner & Smith Safekeeping	37,442		-8,801	$1,325,447	2.51		Broker
3	7	Citigroup Global Markets Inc.	29,276		-196,225	$1,036,370	1.96		Broker
6	8	Randall G Labnon	28,712		0	$1,016,405	1.93	03581	Insider
28	9	John H Noyes	24,708		12,883	$874,663	1.66	03264	Insider
7	10	Bank of America, National Association	24,384		-11,441	$863,194	1.64		Broker
NA	11	State Street Bank & Trust Company	21,300		21,300	$754,020	1.43		Broker
10	12	[redacted]	19,796		0	$700,778	1.33	06412	
8	13	Arnold P Hanson, Jr	19,312		-5,000	$683,645	1.30	03838	Insider
5	14	First Clearing, LLC	19,278	*	-30,365	$682,441	1.29		Broker
12	15	[redacted]	18,656		0	$660,422	1.25	03224	
56	16	JP Morgan Chase Bank, National Association	18,314		16,842	$648,316	1.23		Broker
185	17	The Bank of New York	17,455		16,030	$617,907	1.17		Broker
17	18	[redacted]	16,400		0	$580,560	1.10	05819	
NA	19	Pershing LLC	15,580		15,580	$551,532	1.04		Broker
14	20	[redacted]	15,440		-1,884	$546,576	1.04	03570	Insider
29	21	Charles Schwab & Co., Inc.	14,802		3,061	$523,991	0.99		Broker
22	22	[redacted]	14,624		0	$517,690	0.98	03570	
13	23		14,392		-4,000	$509,477	0.97	03570	
25	24		13,753		0	$486,856	0.92	05151	
NA	25	Mellon Trust of New England, National Association	13,642		13,642	$482,927	0.91		Broker
		TOTALS	**693,909**			**$24,564,379**	**46.53**		

****Based on 1,491,174 shares outstanding.*

Review of Findings (Continued)

Top Twenty-Five Shareholders (Excluding Brokers)

2001 Rank	2006 Rank	Name	Shares		2001 to 2006 Change	Dollar Value**	% of Shares Outstanding***	Zip Code	Other
NA	1	Jeffrey Gendell	146,801	*	146,801	$5,196,755	9.84	06830	Activist Investor
1	2	William J Woodward	76,088	*	3,000	$2,693,515	5.10	03570	Insider
4	3	Fletcher W Adams	55,000		4,000	$1,947,000	3.69	03264	Insider
5	4	Barry J Kelley	42,439	*	1,695	$1,502,341	2.85	03570	Insider
6	5	Randall G Labnon	28,712		0	$1,016,405	1.93	03581	Insider
28	6	John H Noyes	24,708		12,883	$874,663	1.66	03264	Insider
10	7	[redacted]	19,796		0	$700,778	1.33	06412	
8	8	Arnold P Hanson, Jr	19,312	*	-5,000	$683,645	1.30	03838	Insider
12	9	[redacted]	18,656		0	$660,422	1.25	03224	
17	10	[redacted]	16,400		0	$580,560	1.10	05819	
14	11	[redacted]	15,440		-1,884	$546,576	1.04	03570	
22	12	[redacted]	14,624		0	$517,690	0.98	03570	
13	13	[redacted]	14,392		-4,000	$509,477	0.97	03570	
25	14	[redacted]	13,753		0	$486,856	0.92	05151	
26	15	[redacted]	13,352	*	0	$472,661	0.90	03570	
19	16	[redacted]	12,520		-3,000	$443,208	0.84	04217	
23	17	[redacted]	12,419		-1,894	$439,633	0.83	03570	
12	18	[redacted]	10,624		-8,032	$376,090	0.71	03224	
NA	19	[redacted]	10,201		10,201	$361,115	0.68	10956	
77	20	[redacted]	10,089		6,000	$357,151	0.68	07739	
33	21	[redacted]	9,952		0	$352,301	0.67	03570	
23	22	[redacted]	9,331		-2,082	$330,317	0.63	12207	
100	23	[redacted]	8,496		4,720	$300,758	0.57	03570	
39	24	[redacted]	8,126		0	$287,660	0.54	34748	
32	25	[redacted]	8,000		-2,064	$283,200	0.54	03570	
		TOTALS	**619,231**			**$21,920,777**	**41.53**		

*** Modified to reflect proxy numbers.***

****Based on 1,491,174 shares outstanding.*

Review of Findings (Continued)

Top Fifty Shareholders (Including Brokers)

#	Name	Shares		Dollar Value**	% of Shares Outstanding***	Zip Code	Other
1	Jeffrey Gendell	146,801	*	$5,196,755	9.84	06830	Activist Investor
2	UBS Securities LLC	177,191		$6,272,561	11.88		Broker
3	William J Woodward	76,088	*	$2,693,515	5.10	03570	Insider
4	Fletcher W Adams	55,000		$1,947,000	3.69	03264	Insider
5	Barry J Kelley	42,439	*	$1,502,341	2.85	03570	Insider
6	Merrill Lynch, Pierce Fenner & Smith Safekeeping	37,442		$1,325,447	2.51		Broker
7	Citigroup Global Markets Inc.	29,276		$1,036,370	1.96		Broker
8	Randall G Labnon	28,712		$1,016,405	1.93	03581	Insider
9	John H Noyes	24,708		$874,663	1.66	03264	Insider
10	Bank of America, National Association	24,384		$863,194	1.64		Broker
11	State Street Bank & Trust Company	21,300		$754,020	1.43		Broker
12	[redacted]	19,796		$700,778	1.33	06412	
13	Arnold P Hanson, Jr	19,312	*	$683,645	1.30	03838	Insider
14	First Clearing, LLC	19,278		$682,441	1.29		Broker
15	[redacted]	18,656		$660,422	1.25	03224	
16	JP Morgan Chase Bank, National Association	18,314		$648,316	1.23		Broker
17	The Bank of New York	17,455		$617,907	1.17		Broker
18	[redacted]	16,400		$580,560	1.10	05819	
19	Pershing LLC	15,580		$551,532	1.04		Broker
20	[redacted]	15,440		$546,576	1.04	03570	Insider
21	Charles Schwab & Co., Inc.	14,802		$523,991	0.99		Broker
22	[redacted]	14,624		$517,690	0.98	03570	
23	[redacted]	14,392		$509,477	0.97	03570	
24	[redacted]	13,753		$486,856	0.92	05151	
25	Mellon Trust of New England, National Association	13,642		$482,927	0.91		Broker
26	[redacted]	13,352		$472,661	0.90	03570	
27	[redacted]	12,520		$443,208	0.84	04217

Review of Findings (Continued)

Review of Findings (Continued)

Top Fifty Shareholders (Excluding Brokers)

#	Name	Shares	Dollar Value**	Outstanding***	Zip Code	Other
1	Jeffrey Gendell	146,801 *	$5,431,637	9.84	06830	Activist Investor
2	William J Woodward	76,088 *	$2,815,256	5.10	03570	Insider
3	Fletcher W Adams	55,000	$2,035,000	3.69	03264	Insider
4	Barry J Kelley	42,439 *	$1,570,243	2.85	03570	Insider
5	Randall G Labnon	28,712	$1,062,344	1.93	03581	Insider
6	John H Noyes	24,708	$914,196	1.66	03264	Insider
7	[redacted]	19,796	$732,452	1.33	06412	
8	Arnold P Hanson, Jr	19,312 *	$714,544	1.30	03838	Insider
9	[redacted]	18,656	$690,272	1.25	03224	
10	[redacted]	16,400	$606,800	1.10	05819	
11	[redacted]	15,440	$571,280	1.04	03570	
12	[redacted]	14,624	$541,088	0.98	03570	
13	[redacted]	14,392	$532,504	0.97	03570	
14	[redacted]	13,753	$508,861	0.92	05151	
15	[redacted]	13,352 *	$494,024	0.90	03570	
16	[redacted]	12,520	$463,240	0.84	04217	
17	[redacted]	12,419	$459,503	0.83	03570	
18	[redacted]	10,624	$393,088	0.71	03224	
19	[redacted]	10,201	$377,437	0.68	10956	
20	[redacted]	10,089	$373,293	0.68	07739	
21	[redacted]	9,952	$368,224	0.67	03570	
22	[redacted]	9,331	$345,247	0.63	12207	
23	[redacted]	8,496	$314,352	0.57	03570	
24	[redacted]	8,126	$300,662	0.54	34748	
25	[redacted]	8,000	$296,000	0.54	03570	
26	[redacted]	7,852	$290,524	0.53	33446	
27	[redacted]	6,750	$249,750	0.45	07052

Review of Findings (Continued)

Review of Findings (Continued)

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Review of Findings (Continued)

Review of Findings (Continued)

Review of Findings (Continued)

Review of Findings (Continued)
The table on the following page shows the share previously held by trust accounts that hve left Northway since our last report.

Review of Findings (Continued)

According to Northway and NOBO data, the 29 shareholders listed above no longer own shares of NWFI stock in trust. In 2001, 21 of the 29 shareholders lived in New Hampshire and held 78% of the 79,752 shares listed above. Meanwhile, roughly half of the new investors reside in New Hampshire, as shown on the previous page, and hold 73% of the 90,585 new shares held in trust.

Review of Findings (Continued)

Review of Findings (Continued)

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Review of Findings (Continued)

As shown from the table above, current shareholders are more widely dispersed than the shareholder base in 2001.

According to Northway and NOBO data, it should also be noted that of the 1,221 total shareholders, at least 751 or 61.51% live within New Hampshire (down from 1,177 or 69.11% in 2001). These shareholders hold approximately 668,908 or 44.86% of the total outstanding stock (down from 875,918 shares or 57.14% in 2001).

Review of Findings (Continued)

These shareholders hold approximately 869,011 or 58.28% of the total outstanding stock. Of the 560 shareholders who reside in the zip codes listed above, 95.71% live in NH; however, these shareholders only account for 69.26% of the shares listed above. In 2001, of the 885 shareholders who lived in zip codes with at least 10,000 shares, 98.65% lived in NH. Those shareholders accounted for 89.22% of the 876,147 shares held by the total group.

Review of Findings (Continued)

In comparing current results to 2001 data, shares declined significantly in Berlin and Plymouth, NH. Since 2001, one investor accumulated 146,801 shares making Greenwich, CT the second largest shareholder base. Meanwhile, David Sands, a professional investor from West Ossipee, NH, no longer holds 5% of Northway’s shares. As a result, based on our resources, we found that no investors currently reside in West Ossipee, which was ranked third in 2001. In addition, the only shareholder from Stephens City, VA, which ranked seventh in 2001, has since sold their holding of 17,000 shares. West Ossipee and Stephens City were the only two cities with over 10,000 shares in 2001 and no shares in 2006.

The map on the following page details the locations of four of the five largest bases of Northway stock by zip code. In our last report, all five of these zip codes were located in New Hampshire; however, since that time, Jeffrey Gendell accumulated a significant holding making Greenwich, CT the second largest shareholder base. The largest zip code, 03570, Berlin, NH contains approximately 300 or 24.57% of all individual shareholders holding 330,636 shares or 22.17%. The second largest zip code is, 06830, Greenwich, CT, which contains one investor holding 146,801 shares or 9.84%. While the third, fourth and fifth largest were Plymouth, Gorham, and Canterbury, NH, containing 46 or 4.50%, 90 or 7.37% and 2 or 0.16%, respectively of all individual shareholders, who in turn held 101,827 shares or 6.83%, 63,104 shares or 4.23% and 29,280 or 1.96% of all outstanding shares, respectively.

While the shareholder base is more widely dispersed geographically than in 2001, Northway’s stock ownership remains concentrated in a few towns within NH. As such, we ran a demographic analysis of the top cities and highlighted trends that could affect the ownership of Northway stock (see pages 27 - 29). In all seven markets, the 55+ age group was expected to grow the fastest through 2010. This age group is generally classified as savers and investors, while the 35-54 age group is classified as spenders. The growth in this age group, coupled with an investor relations program, could boost investor purchasing demand of Northway stock.

Review of Findings (Continued)

Berlin
Gorham
Plymouth
Canterbury
White Mountain National Forest
VERMONT
NEW HAMPSHIRE
MAINE
Green Mountain National Forest
Burlington
Montpelier
Portland
Lewiston
Concord
Atlantic

Rank	Zip	City	State	# of Shareholders	Shares
1	03570	Berlin	NH	300	330,636
2	06830	Greenwich	CT	1	146,801
3	03264	Plymouth	NH	46	101,827
4	03581	Gorham	NH	90	63,104
5	03224	Canterbury	NH	2	29,280

Review of Findings (Continued)

As shown by the tables above, the populations of both Berlin and Gorham, NH are expected to decline slightly through 2010. In all four markets shown above, the 55+ age group is expected to experience the highest growth , ranging from 8.55% to 28.33% (all percentage growth numbers reflect total growth not annual growth rates), respectively, from 2005 to 2010. Meanwhile, the growth in households with income over $50K is expected to grow over 17% in each market.

Review of Findings (Continued)
While the composition of age groups is similar among the other markets, Plymouth is unique in that nearly 74% of its population is comprised of the 15-34 age group. While Plymouth has the youngest market, its projected growth in households with income over $50k is expected to grow by 26.75% from 2005 to 2010, which is the second highest growth rate of the seven markets we examined in New Hampshire. During this time, the 55+ age group is expected to grow by 15.53%, while all other age groups are expected to decline or increase only slightly.

Review of Findings (Continued)

As shown by the tables above, overall, the populations of Glen and Holderness, Campton, and Milan are expected to decline or grow slightly from 2005 to 2010. However, in all markets, the 55+ age group is projected to experience double-digit growth. In addition, strong growth is also expected in households making over $50k.

Review of Findings (Continued)

In conclusion, we see stronger growth in the southern part of New Hampshire. With Plymouth and Canterbury exhibiting strong growth, a focus on increased promotional efforts to potential shareholders should be made to these cities. With slowing growth in the more northern parts of New Hampshire including, Berlin, Gorham, and Milan, Northway should strategize as to whether they can bolster investor purchasing demand in these markets or if resources should be expended to expand into new investor markets.

Review of Findings (Continued)

Outside of New Hampshire, Northway has some significant representation as Northway’s investors reside in 35 other states. The chart below shows the top seven states, excluding New Hampshire.

If we excluded Jeffrey Gendell’s shares, the state of Florida would be ranked first with 93,064 shares or 6.24%. We believe that the large numbers in Florida are primarily made up of New Hampshire natives escaping the cold winters. This population of investors is most likely to be more interested in dividend income than the rest of the shareholder pool as they may rely on it for income. While demographic trends show us that $50k+ households are rising, as shown by the table on the following page, it is unlikely that any general publicity would be worthwhile in Florida. The best way to reach these investors would be through direct mailings, phone calls or contact with the brokers with whom they hold shares.

Review of Findings (Continued)

From 2005 to 2010, the populations of Connecticut and New Jersey are expected to rise, but at lesser rates than New Hampshire. In both states, the 55+ age group is expected to rise by over 10%.

Review of Findings (Continued)

Vermont, Maine, New York, and Massachusetts are all similar as population growth is only expected to rise between 2.18% to 2.79% over the next five years. In each state, the 15 to 34 and 55+ age groups are expected to decline, while the 0 to 14 and 35 to 54 age groups are expected to increase modestly.

Review of Findings (Continued)

Northway would be more successful in increasing new purchasing demand over the long run by focusing their attention on the faster growth regions of New Hampshire. Within the higher growth areas, people with increasing net worth will likely be interested in Northway’s presentations. While in Northern New Hampshire, it is likely that most of the people with discretionary incomes have already heard of Northway.

OPTIONS

At this particular junction, Northway has the following options:

1)	Do nothing, but expect a Factory Point Bancorp result
2)	Augment current trend toward non-local shareholders
3)	Focus on increasing local shareholder base and remain public
4)	Go private
5)	Sell now or in the future

Do Nothing

As shown by the tables in Section 1 on pages 24 and 25, shareholders living within a 60 mile radius of Berlin, NH currently hold 622,122 shares (down from 807,333 in 2001) or 41.72% of shares outstanding (down from 52.67% of shares outstanding in 2001). This represents a 22.94% decline in shares since the 2001 study. This trend may continue if Northway chooses to do nothing, potentially leading to the majority of Northway’s shares held by out of market owners, similar to Factory Point’s situation (see Section 2 - Page 6).

Augment Non-Local Shareholder Base

As shown by the data in Section 1, shares held by non-local shareholders have increased since 2001. Northway could augment this trend by meeting with accredited investors in Albany, New York, New York City, Hartford, Providence, Worcester, Boston, Portland, Maine, and Nashua. While audiovisual presentations with clear messages, followed by a question and answer session, are more popular among investors and analysts, some prefer talking to management directly and are less interested in formal presentations. As such, it is important to know your audience beforehand. Presentations should include information such as the Bank’s strategy, how the Bank differentiates itself from competitors, the impact of current projects, and how the Bank deals with interest rate risk. Upon request, Northeast Capital personnel could prepare an investor presentation for the Bank and arrange meetings with potential accredited investors.

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Increase Local Shareholder Base

In addition to setting up formal meetings with potential accredited investors, the Bank can reach local retail investors, which tend to be loyal investors and powerful allies of community bank managements in proxy fights, through investment clubs and corporate advertising. Such investor solicitations, made to existing customers of the Bank, may also augment the depth of the overall relationship, which protects against competitors poaching your best clients. However, maintaining communications with individual shareholders will be more time consuming than dealing with institutions. In addition, because of the loyalty of these retail investors, a heavy retail shareholder base may impact the liquidity of the Bank’s stock, due to low trading volume.

Going Private

When access to equity capital markets is only of limited benefit and may not outweigh the costs and burdens of being a public company, a company may consider going private. Some of the advantages to going private include avoiding the pressures of disclosure requirements, corporate governance, and compliance costs of federal securities laws, including Sarbanes-Oxley, thereby reducing the company’s ongoing legal, accounting, directors and officers insurance, and investor relations expenses. It also alleviates any pressure to meet the “Street’s” quarterly expectations, which may allow the company to focus on long-term value creation. On the other hand, going private reduces the liquidity of the company’s stock and is not a quick and easy process.

In order to terminate a registration of a class of securities registered under Section 12(g), a company must file Form 15 with the Securities and Exchange Commission certifying that either:

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1.	the number of holders of record of the class of the company’s securities sought to be deregistered is less than 300; or
2.
the number of holders of record of the class of the company’s securities sought to be deregistered is less than 500 and the company’s total assets have not exceeded $10 million on the last day of each of the company’s three most recent fiscal years.

Holders of record are defined as the owners of securities on record maintained by or on behalf of the issuer. As such, beneficial investors holding shares of stock in “Street name” are generally disregarded. In addition, a family of five generations will be considered one holder of record.

Typically, going private transactions are structured in one of the following ways:

1)	cash out merger (a management buyout or a leveraged buyout);
2)	an odd-lot tender offer;
3)	a reverse stock split; or
4)	a sale of all of the company’s assets to a newly formed private company followed by the dissolution of the public company.

Of the four options listed above, the most feasible options for Northway are an odd-lot tender offer or a reverse stock split.

For the typical community bank, costs of going private range from $100,000 to $250,000, which includes professional fees, printing costs, and filing fees.

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Odd-Lot Tender Offer

Northway may register a self-tender, giving priority to odd-lot holders if oversubscribed. Odd-lot holders could be defined as any shareholder with less than 500 shares. If this offer would not reduce the holders of record to less than 300, Northway could execute the tender offer and also carry out a reverse split.

Reverse Stock Split

According to the data provided by Northway and the NOBO list, there are 1,221 holders of record. To reduce the number of holders of record, Northway may issue one share for each block of 350, 500, or 1,000 shares, resulting in a number of holders of 270, 190, or 103, respectively. At the current price of $35.40, this would require $3.229 million, $4.417 million, and $6.429 million, respectively, in cash, before any transaction costs, resulting in tier 1 capital ratios of 6.15%, 5.96%, and 5.65%, respectively.

Sell Now or in the Future

Another option to unlock value of a sparsely traded company is to be acquired for cash or for the stock of a more liquid acquirer. Of course, this option should only be considered if management feels they can no longer add value by remaining independent.

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Anecdotal Evidence

Several institutions outside the immediate NWFI market are offered as examples of investor relations programs which have succeeded and those that, typically through inaction, have experienced undesirable shareholder changes.

Two of the anecdotal institutions are in upstate New York and two are in Vermont. The institutions are NBT and Wilber in New York, and Factory Point and Community Bancorp in Vermont. The tables below and on the following three pages summarizes the trends, over time, each of these four banks experienced.

Community	Assets ($mil)	Comments
1991
	$149	Local ownership @ 100%.

1996
$209

2001
	$289	Institutions hold 5.8% of shares. Directors and officers (“D&O”) hold 10.23%. A successful dividend reinvestment plan (“DRIP”) adds 100,000 new shares annually to outstanding shares since 1997.

2005
$354 (CAGR = 6.4%)
No institutional ownership. Tightly controlled process when shares become available. Management in close contact with brokers and have lists of buyers. D&O hold 11.60%. DRIP adding 40,000 new shares annually now. Only 30% held in street name.

Local ownership now at 70%. No large shareholders. Three largest hold 4.9%, 3.5% and 2.5% respectively. Have 942 shareholders with top 188 (20%) holding 86.1% of shares (average holding among these holders is 18,703 shares or 0.46% of outstanding shares. Remaining 754 shareholders hold an average of 753 shares each.

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Factory Point	Assets ($mil)	Comments
1991
$129
Local ownership is 80%, outside is 20%. Board and management own approximately 25% of shares.

Over time, stock always shows to Bank, who never bought it or placed it. Very hands-off approach. Local shareholders sold to summer residents with money. They, in turn, sold to out of market holders. Local shareholders never sought shares of the Bank.

1996
$144

2001
$266

2005
$319 (CAGR = 6.8%)
Institutions hold 1.9% and D&O own approximately 11%, with 9.38% held by a director, Tyler Dann. Tyler is part of a 45% block held by clients of a Morgan Stanley broker in Albany. Local ownership is now 20% with 80% not local. Passive oversight by Bank management contributed to this predicament.

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NBT	Assets ($mil)	Comments
1987
	$477	Bought $294 million in assets (4 Irving Banks) in 1989 and issued $20mm in stock to local community. At time, it was 80% or more locally owned. No institutional ownership. D&O own just 2% of shares.

1991
$839

1996
	$1,139	Bought $125 million in branches in interim. D&O own 2.5% of shares. Institutions own 19.9% with NBT trust department holding 14.2% (1.186 million shares).

2001
$3,638
Bought $2.178 billion in 4 banks and 8 branches between 1998 and 2001. Issuing stock to purchase the banks. D&O own 7.65% (due to acquisitions). Institutions own 14.4%, with NBT trust department holding 5.5% of shares (1.817 million shares). Did not purchase any more shares here, these are all stock split driven, actually sold 105,000 shares during the period.

2005
$4,427 (CAGR = 13.2%)
Bought $440.6 million in assets in one bank and two branch transactions between 2001 and 2005. Seventy-nine institutions hold 23.6%, with NBT trust not even appearing on the list anymore. D&O own 6.83%. Local ownership is now under 20%, but franchise extends from Albany to Syracuse and south to Scranton, Pennsylvania.

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Wilber	Assets ($mil)	Comments
1991
$385
Brian Wright and David Wilber families own over 50% of shares outstanding. 100% of shares held locally. Officer and director holdings unknown, but Board controls over 75%.

The Bank is very focused on who buys the stock. Transactions are closely monitored and management is in constant communication with brokerage firms when blocks become available.

1996
$492

2001
$608

2005
$753 (CAGR = 4.9%)
D&O now hold 35.18% of stock. 90% of shares are held locally with just 10% outside branch footprint, Chairman is Brian Wright, who holds 30.72% of shares. Institutions hold 16.98% of shares, with the trust department holding 7.89% and the Farone Foundation holding another 7.49%. Wilber recently launched a dutch auction tender offer to repurchase 536,155 shares at $11.40 per share in furtherance of a plan to go private. Shares sold by David Wilber in the tender offer leave him owning 94,000 shares by trust and 177,000 shares with his wife. Before the tender there were 532 shareholders, 90 held only 3,260 share (or 36 shares on average). The impact of the tender on the stockholder profile has not been announced.